FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of April


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

BLOCK LISTING SIX MONTHLY RETURN


1. Name of company: BG Group plc

2. Name of scheme:

BG Group Company Share Option Scheme

3. Period of return: From 27 October 2006 to 27 April 2007

4. Balance under scheme from previous return:

21,706,534

5. Number of shares issued/allotted
   under scheme during period:

5,073,474

6. Balance under scheme not yet issued/allotted at end of period:

16,632,690

7. Number and class of share(s)
   originally listed and the date of admission:

30,000,000

   All listed and admitted on 23 SEPTEMBER 2005

Total number of shares in issue at the end of the period:

   3,399,967,900 Ord. 10p Shares (excluding 161,337,692 shares held in Treasury)


Contact details:

Name:           Carol Inman

Address:        BG Group plc,
                100 Thames Valley Park Drive,
                Reading, Berkshire RG6 1PT

Telephone:      0118 935 3222

Website         www.BG-Group.com






                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 27 April 2007                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Company Secretary